Volaris Reports May 2018 Traffic Results;

Passenger Growth of 10%, Load Factor of 86%

Mexico City, Mexico. June 6, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports May 2018 and year-to-date preliminary traffic results.

During May 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 7.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in May 2018 increased 9.7% year over year, reaching 1.4 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 10.5% year over year. Year-to-date, Volaris has transported over 7.2 million passengers, an increase of 8.1% year over year. Network load factor for May was 85.8%, an increase of 2.0 percentage points year over year.

During May 2018, Volaris started service between: San Jose, Costa Rica - San Salvador, El Salvador – Washington, D.C.

The following table summarizes Volaris traffic results for the month and year-to-date.

	May 2018	May 2017	Variance	May YTD 2018	May YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,038	906	14.6%	4,965	4,418	12.4%
International	407	412	(1.2)%	2,057	2,027	1.5%
Total	1,445	1,318	9.7%	7,022	6,445	9.0%
ASMs (in millions, scheduled & charter)
Domestic	1,174	1,031	13.9%	5,773	5,152	12.1%
International	512	542	(5.5)%	2,652	2,562	3.5%
Total	1,686	1,573	7.2%	8,425	7,714	9.2%
Load Factor (in %, scheduled)
Domestic	88.4%	87.9%	0.5 pp	86.0%	85.8%	0.2 pp
International	79.7%	76.0%	3.7 pp	77.7%	79.1%	(1.4) pp
Total	85.8%	83.8%	2.0 pp	83.4%	83.6%	(0.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,215	1,077	12.9%	5,802	5,302	9.4%
International	286	282	1.3%	1,444	1,404	2.9%
Total	1,501	1,359	10.5%	7,246	6,706	8.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 160 and its fleet from four to 71 aircraft. Volaris offers more than 324 daily flight segments on routes that connect 39 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100